EXHIBIT 99.27

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change May 30, 2011
Item 3	News Release The news release dated May 30, 2011 was disseminated through Marketwire’s Canadian and U.S. Timely Disclosure network and filed on SEDAR on May30, 2011.
Item 4	Summary of Material Change The Company reported that the 2011 exploration program is now underway at its Brucejack Project in northern British Columbia.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated May 30, 2011.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 30th day of May, 2011

May 30, 2011	News Release 11-18

Brucejack Project High-Grade Gold Drilling Underway

Vancouver, British Columbia (May 30, 2011; TSX:PVG) - Pretium Resources Inc. (“Pretivm”) is pleased to report that the 2011 exploration program is now underway at its Brucejack Project in northern British Columbia.  Five out of eight drills with crews have been mobilized to the project and drilling has commenced.  Drill pad construction is progressing ahead of schedule and the first 30 drill pads have been completed. The remaining drills and crews are scheduled to arrive within a week.

Over 50,000 meters of drilling is planned this season, with the majority concentrated on the known areas of high-grade gold mineralization.  Definition drilling of the Valley of the Kings Zone, where previous drilling has encountered multi-kilogram gold intersections in parallel zones, is the first area of focus for the 2011 program. Other priorities include testing for extensions of the West Zone footwall, a new area of mineralization defined in 2010, as well as testing for high-grade structures located within the Bridge and Gossan Hill zones.

Additional targets to be tested on the Brucejack property include numerous potential high-grade structures which have had limited or no drilling.

A map of the Brucejack 2011 drill program, as well as a table of selected high-grade intervals from the 2009/2010 drill programs, is available on Pretivm’s web site http://www.pretivm.com/s/Brucejack.asp. Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in north-western British Columbia. Pretivm is advancing the high-grade, underground gold opportunity at Brucejack and the open pit opportunities at both Brucejack and Snowfield.  The combined bulk tonnage resource at Brucejack and Snowfield, one of the largest in North America, comprises over 34 million ounces of measured and indicated gold resources and 22 million ounces of inferred gold resources; and 192 million ounces of measured and indicated silver resources and 202 million ounces of inferred silver resources.  Details on the mineral resources at Pretivm’s Brucejack and Snowfield projects are available at www.pretivm.com.

For further information, please contact:

Robert Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)566-8782
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Investor Relations Director

Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.